SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of January, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

2006 Fourth Quarter Earnings Release

Record sales volume results in 31% increase in EBITDA Y-o-Y

Key Financial Indicators (in US$ million)	4Q06	3Q06	4Q06 vs. 3Q06	4Q05	4Q06 vs. 4Q05	FY 2006	FY 2005	YoY %

Net Sales Revenue	384	312	23%	315	22%	1,317	1,130	17%
Domestic	206	168	23%	167	23%	685	564	21%
Exports	178	144	24%	148	20%	632	566	12%
Operating Profit[1]	77	64	20%	43	79%	285	247	15%
Net Income	102	79	29%	50	104%	372	264	41%
EPS[2] US$	0.50	0.39	28%	0.26	92%	1.82	1.38	32%
EBITDA[3]	131	123	7%	100	31%	487	394	24%

Pulp sales ‘000 tons	261	222	17%	230	13%	942	867	9%
% Mix Domestic Exports	20%/80%	12%/88%		8%/92%		12%88%	9%/91%
Paper sales ‘000 tons	204	152	35%	172	19%	670	626	7%
% Mix Domestic / Exports	69%/31%	78%/22%		71%/29%		72%/28%	68%/32%

Net debt US$m	864	929	(7)%	866	0%	-	-	-
Net debt-to-equity%	38%	39%		50%		-	-	-
Dividends US$m	-	-	-	-	-	150	120	25%
Dividend yield%	-	-	-	-	-	4%	5%

(1)	Operating income, excluding financial result, equity result and amortization of goodwill.
(2)	Earnings per share (net income US$ million / total outstanding shares ex-treasury).
(3)	Adjusted EBITDA for the write-off of fixed assets and non-recurrent provisions.

FOURTH QUARTER HIGHLIGHTS

PULP	•	Continuous demand coupled with lower inventories drive new prices increase;
	•	Pulp sales volume reaches 261,000 tons, a new record for the quarter;
	•	Paper sales volume reaches 204,000 tons, a new record for the quarter;

PAPER	•	Increase in exports reduces domestic market volume for 69% of total;
	•	Local competition and increase in exports reduces 4Q06 average price by 6% q-o-q;

RESULTS	•

Record volume (465,000 tons) coupled with cost control increased adjusted EBITDA by 31% despite the decline in average FX. Adjusted EBITDA totaled US$131 million, margin of 37% (excluding resale from Americana), against 32% in 4Q05;

	•	Net revenues of US$384 million, up 22% Y-o-Y.
	•	Income tax (PIS/Cofins) provision reversal increased financial results;
	•	Net income amounting to US$102 million, up 104% over 4Q05;

RIPASA	•

Maintained the resale system for products from the Americana mill (Ripasa). This system will continue until the complete approval of the consortium  (Conpacel) – see note about Americana resale on page 7;

São Paulo, January 16, 2007– VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America, announced today its results for the fourth quarter of 2006 (4Q06). The operating and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in U.S. dollars in accordance with U.S. GAAP. Also, this report does not include the proportional consolidation of Aracruz Celulose S.A. (12.4%) and Ripasa S.A. Celulose e Papel (50%), whose results were accounted for using the equity method.

1/16

2006 YEAR HIGHLIGHTS

In 2006 VCP completed 18 years-old and presented the following highlights:

VOLUMES	•	Total sales volume posted an 8% growth, mainly the domestic market (+17%) totaling 942,000 tons of pulp (+9%) and 670,000 tons of paper (+7%);

PRICES	•	Average price was 8% higher Y-o-Y explained by the increase in international prices for pulp and increase in exports for paper;

RESULTS	•

Cost reduction program (approximately US$36 million) was the year’s main highlight, with 36% EBITDA margin in 2006 versus 32% in 2005 despite of the negative impact of exchange rate in our costs denominated in Reais.  Total EBITDA amounted to US$487 million, CAGR of 21% in the last five years;

RIPASA	•	Negotiation with Ripasa’s minorities’ shareholders which were transferred to VCP and Suzano;
	•	Implementation of the pre-consortium regime at Ripasa leading to operational gains

ARACRUZ	•	Investment to purchase 12.4% stake in Aracruz (US$370 million in 2001) amounting to US$782 million in 2006 coupled with the last 5 years dividends;

CAPITAL STRUCTURE AND DIVIDENDS	•

Increasing cash generation coupled with working capital reduction, enabled the company to keep its strong investment (US$248 million) mostly in the forest area (land acquisition and plantation), net debt remained flat at US$864 million and increased 25% in dollars year-on-year its dividend distribution from R$280 million (US$120 million) in 2005 to R$320 million (US$150 million) in 2006 with a 4% yield;

2006 MAIN EVENTS	•	Asset swap with International Paper, moving forward with its strategic plan of VCP 2020 growth;
	•	Conclusion of the debottlenecking of the pulp production in Jacareí mill
	•	Land acquisition in the extreme south
	•	Liability Management: debt renegotiation with cost reduction and term extension;
	•	Investment grade granted by S&P and Fitch.

2/16

Net operating revenue and sales volume

With the record sales volume of 465,000 tons, we posted a 16% increase compared to 4Q05, driven by paper (+19%) and pulp (+13%) sales growth. Consequently, 4Q06 total net revenues were 22% higher than the previous year, including a 6% rise in average price. Compared to 3Q06, average price was down 1% driven by lower paper prices,in both the domestic and export markets. We recorded a 25% growth in volume q-o-q driven mainly by the strong increase in paper (+35%) and pulp (+17%) volumes. These volume increases are principally due to the inclusion of new volumes from Americana mill, formerly Ripasa and by the occurrence of the maintenance shutdown in Jacareí mill in 3Q06.

Paper accounted for 61% of total 4Q06 revenue and pulp 39%. In 3Q06, these ratios were 60% and 40%, respectively. Pulp accounted for 56% of total 4Q06 sales volume and paper 44%. In 3Q06 and 4Q05 these ratios were 59% and 41%, respectively. The growth in paper participation is explained by the higher concentration of this product in the mix of the Americana mill.

As a result of strong local products sales, 4Q06 export volumes were 59% of total sales volume, lower than the ratios posted in 3Q06 of 61% and 4Q05 of 65%.

3/16

Pulp

4Q06 pulp sales volume increased 13% as compared to 4Q05, reaching 261,000 tons, thanks to capacity production debottlenecking and the resale of 21,400 ton of pulp in the local market originated from the Americana mill, formerly Ripasa. As a result, revenues increased 29% Y-o-Y, to US$148 million, driven by the 13% increase in average prices in dollars. When compared to 3Q06, revenues were 18% higher, mainly due to 17% higher sales volume, as a result of the maintenance shutdown of the Jacareí mill in 3Q06 and additional volumes from the Americana mill.

(*) Announced prices.

4Q06 continued to reflect the low level of the global inventories, coupled with a healthy global demand, thereby improving the international scenario for this product, and permitting the absorption of the US$20 per ton price increase for eucalyptus pulp for all regions. Although encountering certain resistance in some Asian and European countries, the increase in prices was implemented, especially after the announcement of the new price increase for softwood, expected for January 2007. We ended 2006 with average prices in dollars 9% higher than 2005. VCP’s pulp inventory levels were equivalent to 31 days at the end of 4Q06, compared to 32 days in the beginning of the quarter.

     Domestic Market – Sales volume in the domestic market increased by 181% over 4Q05, as the 21,400 additional tons produced by Americana went to local clients. For the same reason, sales volume increased by 99% versus 3Q06. Local market CIF prices averaged R$ 1.107/ton in 4Q06, compared to R$ 1.091 in 3Q06 (R$ 1.065 in 4Q05).

     Export Market – Volume decreased by 1% Y-o-Y and average prices in dollars increased by 16% driven by pulp price increases in the export market. Over 3Q06, revenues posted a 8% increase, combining an 7% increase in volume and 1% rise in prices.

4/16

Paper

4Q06 total sales volume reached 204,000 tons, up 19% Y-o-Y, both on domestic market (+15%) and export market (+26%). This increase is a result of additional volumes originated from the Americana mill (39,600 ton in the quarter). Paper revenue was 18% higher than 4Q05, reaching US$236 million, with a slight decrease in the average prices in dollars thanks to the decline faced by the domestic market of 2% and changes in product mix partially offset by the increases in the export market. Compared to 3Q06, paper volume was up 35%, thus net revenues were 27% higher, in spite of  a 6% decrease in average prices caused by increased market competition and change in the mix, with greater participation in the export market. Compared to 3Q06 and 4Q05, uncoated paper’s revenue share increased, explained by the greater export volume, where it represents 90% of volume. In addition to this, the volume mix of the Americana mill represents a lower share in more value added papers.

     Domestic Market – Domestic market sales grew by 15% Y-o-Y and 19% Q-o-Q. Compared to 3Q06, average prices in the domestic market posted a drop of 3%, caused by the combination of higher competition in the local market, change in the mix and increased share of uncoated paper. For the same reasons, on a year-on-year basis, average prices were 2% lower in dollars.

Uncoated Paper: Compared to 4Q05, uncoated paper recorded a 19% increase in sales volume, reflecting additional volumes from the Americana mill (30,800 tons). Average prices in dollars posted a decline of 2% driven by higher paper supply and domestic market competition.

Coated Paper: Over 4Q05, sales volume increased 8%, caused mostly by greater local demand and additional volumes from the Americana mill (8,800 tons). Prices remained practically stable.

Chemical/Special Paper: Sales volume climbed 16% over 4Q05, with average prices 3% lower, driven mainly by change in the product mix.

Export Market – With greater product availability resulting from the resale of product originating from the Americana mill, sales volume for the export market grew by 26% compared to 4Q05 and 90% over 3Q06. CIF prices averaged US$889/ton versus US$825/ton in 4Q05, reflecting the increases in international prices.

5/16

Pulp production Cash-cost

4Q06 pulp production cash cost was US$210/ton, 4% lower than the previous quarter. This change is explained by the reduction in fixed costs and raw materials (“take-or-pay” contracts), oil, energy and others, mainly originated from the Jacareí mill maintenance shutdown in 3Q06. When compared to 4Q05, we posted reduction in wood, raw material and oil costs coupled with fixed costs reduction.

*The cash cost of pulp production are presented in this release disregarding depreciation and amortization.

Operating result

4Q06 Gross profit went up 15% to US$138 million Q-o-Q caused by the greater sales volume (+25%). 4Q06 gross margin was 36% compared to 38% in 3Q06 driven by a decrease in paper prices and increase in paper volume acquired from Americana mill, at market prices (reduced margin). The margin reduction was partially offset by the decrease in cash-cost. Compared to 4Q05, when gross profit reached US$124 million, this increase is mainly due to higher sales volume and cost reductions, partially offset by the increase in depreciation (caused by the reduction in the working life of our machinery, equipment and installations from 25 to 18 years, effective as of 2006), lower margins obtained from the resale of Americana mill and 4% salary adjustment resulting from collective bargaining agreement as of October 2006. Increase in depreciation and salaries were also factors for the growth in average costs per ton sold (12% higher compared to 4Q05).

4Q06 selling expenses totaled US$38 million, remaining flat compared to 4Q05, but 24% higher than 3Q06. The expenses were flat year-on-year reflects the company’s cost reduction plan, despite the strong increase in sales volume and the negative impact of the decrease in exchange rate in our Reais denominated costs. Compared to 3Q06, the increase is explained by the export growth (19%), mostly for paper (35%).  In terms of net revenues share these expenses decreased from 12.1% in 4Q05 to 9.8% in 4Q06 (9.8% in 3Q06).

When compared to 4Q05, general and administrative expenses increased by 12% or US$ 2 million in absolute terms, to US$19 million. This change is explained by a provision for labor contingencies amounting to US$2 million and the negative impact of the salary adjustment resulting from the annual wage increase of 4% (beginning October 2006). These increases were partially offset by cost reduction efforts. For the same reasons, compared to 3Q06, these expenses increased US$4 million. Other operating expenses reached US$4 million, a US$6 million reduction compared to the previous quarter, when we recorded a US$ 8 million of write-off of fixed assets.

6/16

Operating income before financial expenses, equity results and goodwill amortization totaled US$77 million, 79% higher than the US$43 million registered in 4Q05. This result would have been substantially higher if we exclude the increase in depreciation costs and the provision for labor contingency (non-cash). Compared to the US$64 million posted in 3Q06, this operating income was up 20%.

As a result, 4Q06 adjusted operational cash generation (EBITDA) amounted to US$131 million, up 31% over 4Q05 and 7% higher than the previous quarter. The adjusted EBITDA margin was 34% of net revenues, higher than the 32% posted in 4Q05, even though the average exchange rate declined 4% year-on-year. This change was driven principally by the cost reduction program. Not considering revenues originated from Americana mill (US$52 million), adjusted EBITDA would have been US$121 million, with a 37% margin, lower than 3Q06 margin (40%) mainly due to lower paper prices.

Resale of Americana’s products

The Americana mill is the largest mill of Ripasa, representing approximately 80% of Ripasa’s pulp and paper sales. In September 2006 VCP initiated the pre-consortium in which it purchases 50% of the products of Americana, at market prices, and resell it through its own brands and commercial channels. The Americana mill produces uncoated papers, coated papers and market pulp.

As a result of the resale the cost of goods sold of VCP reflects the production costs of VCP plus the acquisition cost of the products from Americana. Therefore the operating profit of VCP incorporates only part of Americana’s operating margin, which is the distribution margin. The remaining portion of the Americana’s margin (production margin) is included in the equity income line of Ripasa.

Although the resale contributes to an increase in VCP’s results in absolute terms, the operating margins of VCP decreases given the partial contribution of Americana with only the distribution margin.  In the 4Q06 the resale added approximately US$ 10 million to VCP’s EBITDA but reduced VCP’s EBITDA margin by 3 p.p., as shown in the table below.

4Q06 - US$ million	VCP with resale	VCP without resale

Net revenues	384	332
EBITDA	128	119
EBITDA margin%	33%	36%
Adjusted EBITDA	131	121
Adj EBITDA margin	34%	37%

* Adjusted for labor provisions totaling US$2.3 million

Financial Results

Financial expenses amounted to US$28 million against US$47 million in 3Q06. Financial income amounted to US$39 million against US$34 million in 3Q06. This improvement in financial performance was mainly driven by the reduction in interest rate related to our borrowings coupled with the net positive impact of US$17 million of the reversion of the PIS/COFINS tax provisions. Added to these effects, a higher cash position also boosted our financial results.

The gross debt decreased by US$ 3 million, from US$ 1,544 million in September 30, 2006 to US$ 1,540 million in December 31, 2006. The decrease is explained by repayments during the period. The average maturity of VCP’s debt was 5.2 years at the end of the quarter, once again, demonstrating the sound position of our balance sheet.

The net debt decreased by US$ 64 million, from US$ 929 million in September 30, 2006 to US$ 864 million in December 31, 2006 mainly due to the strong cash generation, which was partially offset by the disbursements related to capex in the period (mainly in forestry and the debottlenecking of the new pulp line in Jacarei mill). It is important to highlight that despite its investments and dividend policy, VCP maintained its net debt lower than two times EBITDA (investment grade) and 38% of its shareholders’ equity.

7/16

In this quarter, we faced the appreciation of the Real against the US dollar and the net foreign exchange result, including fair value, resulted in a loss of US$ 2 million. In the 3Q06 we incurred a loss of US$ 9 million. The fair value accounting adjustment was made in accordance with SFAS 133 and did not impact cash flows.

DEBT (US$ million)	COST % p.y.	Sep 30, 2006	Dec 31, 2006%

SHORT TERM		364	412	27%

Real denominated	TJLP + 3.0%	37	38	3%
Dollar denominated	LIBOR+0.5% 5,99%	327	374	24%
LONG TERM		1,180	1.128	73%

Real denominated	TJLP + 3.4%	129	122	8%
Dollar (Bonds/others4) dedemdedenominatedBonds/outros4)	7.9%	260	258	17%
Dollars (Prepayments)	LIBOR+0.7%	791	748	48%
TOTAL GROSS DEBT		1,544	1.540	100%
(-) CASH POSITION[3]		(615)	(676)
NET DEBT		929	864

(3)	Includes unrealized loss from cross-currency interest rate swaps classified as long term liabilities
(4)	Includes BNDES loan denominated in a basket of currencies plus 3% to 4.5%p.y.

DEBT AMORTIZATION	2007	2008	2009	2010	2011	After 2011

(US$ million)	412	81	83	92	295	577

Equity from affiliates

Although it had no impact on the cash position, the company recorded a consolidated equity income of US$18 million (US$33 million in 3Q06 and US$22 million in 4Q05). This amount is comprised of US$16 million from Aracruz Celulose S.A. and US$2 million from Ripasa Celulose e Papel S.A.. Additional income (less than US$1 million) was recorded due to favorable variation in assets and liabilities denominated in foreign currency of affiliates.

Income tax

The effective income tax rate in 4Q06, excluding equity results, was 2% versus 11% negative (tax benefit) in 3Q06 and a very high tax benefit in 4Q05. In the previous year, we accounted in the fourth quarter for the total amount of interest on capital distribution and, therefore, we obtained a higher tax benefit during that period. In 3Q06, lower income tax results from a combination of high financial expenses and asset write-off recorded in the quarter.

Net income

VCP’s 4Q06 was US$102 million, 104% more than the US$50 million recorded in 4Q05. Compared to 3Q06, net income was 29% higher, explained by the higher operating and financial results and the aforementioned fixed asset write-off recorded in the previous quarter.

CAPEX

The company invested US$49 million in the fourth quarter 2006, of which US$29 million was in forestry (acquisition of land and forest planting and maintenance) and US$7 million in modernization and expansion, principally the debottlenecking of the new pulp line at the Jacareí mill.

8/16

CAPEX (US$ million)	COMPLETED BY 12/31/06	PLANNED FOR 2007

Expansion Projects	47	57
Modernization	33	12
Forests	116	119
Maintenance, IT and other	52	56
TOTAL	248	244

Perspectives	VCP moves forward with its plan of sustainable growth, based mainly on the expansion of two forestry poles:

(i) By means of the recent asset swap with International Paper, VCP invests in the new forestry pole located in Mato Grosso do Sul, which will increase market pulp capacity by 1.1 million tons (Três Lagoas), as from January 2009; (ii) by means of strong investments in the new forestry base being formed in the state of Rio Grande do Sul, where the company also started a project (Losango), for which a social environmental license has already been requested to permit the construction of a new industrial unit to support 1.1 million tons of market pulp in the early decade. Additionally, by investing in these two new forestry poles, we enable the acquisition of additional lands and local partnerships with third-parties for future expansions.

VCP is also investing in the pulp production expansion of 35,000 tons in the Americana unit (P630 – Ripasa) between 2007 and 2008.

Concurrently, VCP continues to reduce its costs and increase productivity, develop risk management, value innovation, reinforce client relationship, and invest in human capital and R&D. Accordingly; these efforts ensure sustainability to its business growth, while aiming to adding value to shareholders, in a disciplined way, via providing a 3% return per year above WACC. 2007 represents a year of continuity of these efforts, growth consolidation and benefiting from synergies resulting from the consortium of the production originated in the Americana mill (former Ripasa), divestiture of Mogi das Cruzes and other Ripasa’ s minor units and finally, continuity in the forestry investments.

Capital markets

In 4Q06, the company’s preferred shares (VCPA4) appreciated 12% on the São Paulo stock market, while the Bovespa Index (Ibovespa) appreciated 22%. FY06 VCPA4 appreciated 43% versus 33% of Ibovespa. There were 28,000 trades in the quarter, involving approximately 16 million preferred shares, 22% lower than in 3Q06.

4Q06 daily trading volume averaged R$11 million on the Bovespa and US$9 million on the NYSE, jointly equivalent to 1.36% of the Ibovespa total volume. VCPA4 had a 0.86% share of the Ibovespa (as of Jan/Apr 2007) and a 1.28% share of the Corporate Sustainability Index- ISE (as of Dec 06/Nov 07). Period earnings per share totaled US$0.50.

9/16

VCP’s level III ADRs were up 16% on the NYSE in 4Q06, versus a 7% increase in the Dow Jones index. In 2006, VCP’s ADRs level III appreciated 60% against 17% of the Dow Jones Index. The Bloomberg Paper & Forest Index Europe and the Bloomberg Paper & Forest Index US increased by 10% each in 4Q06, while, for the year, each appreciated 30% and 5%, respectively. Trading volume during the period averaged US$9 million per day.

CONFERENCE CALLS & WEBCAST

Portuguese January 17, 2007 10:00 a.m.US EST (1:00 p.m. Brasilia Time) Tel.: +55 (11) 2101-4848 Replay: +55 (11) 2101-4848 Code: VCP	English January 17, 2007 9:00 a.m.US EST (12:00 p.m. Brasilia Time) Tel.: +1 (973) 935-8893 Replay: +1 (973) 341-3080 Code: 8288068

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and Webcast
A slide presentation will be available for viewing and downloading on the IR session of our website www.vcp.com.br . The Conference Calls will be live broadcast over the Internet on the same website, remaining available after the event.

Replay
A conference call replay facility will be available from January 17 through January 24, 2007.
In order to access the replay, dial above mentioned numbers

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, subject to change.

Votorantim Celulose e Papel S.A. – VCP is one of the largest pulp & paper producers in Brazil in terms of net revenues and total assets, and leads the Brazilian market for printing & writing and specialty papers. It is an integrated pulp & paper mill with a highly efficient production cycle because it uses the most suitable technology for each process. VCP sells its products domestically and to more than 55 countries across all five continents.

10/16

11/16

2006 Fourth Quarter Results

12/16

2006 Fourth Quarter Results

EXHIBIT I

NET OPERATING REVENUES VARIATION
4TH QTR 2006 X 4TH QTR 2005

	USGAAP

	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %

PRODUCTS	4Q06	4Q05	4Q06	4Q05	4Q06	4Q05	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	74,866	62,930	75,679	64,708	1,011	1,028	19.0	17.0	(1.7)
Coated	36,364	33,571	43,899	40,434	1,207	1,204	8.3	8.6	0.2
Chemical/Special	29,770	25,697	60,061	53,119	2,017	2,067	15.8	13.1	(2.4)
Total	141,000	122,198	179,638	158,261	1,274	1,295	15	13.5	(1.6)
Export Market
Uncoated	57,469	44,682	50,887	36,786	885	823	28.6	38.3	7.6
Coated	5,864	5,413	5,370	4,502	916	832	8.3	19.3	10.1
Chemical/Special	101	114	146	143	1,440	1,254	(11.2)	1.9	14.8
Total	63,434	50,209	56,403	41,431	889	825	26.3	36.1	7.8
Total Paper	204,434	172,407	236,041	199,692	1,155	1,158	18.6	18.2	(0.3)
Pulp
Domestic Sales	51,589	18,354	26,047	8,442	505	460	181.1	208.5	9.8
Export Market	209,224	211,776	121,954	106,704	583	504	(1.2)	14.3	15.7
Total	260,813	230,130	148,001	115,146	567	500	13.3	28.5	13.4
Total Domestic Sales
	192,589	140,552	205,685	166,703	1,068	1,186	37.0	23.4	(10.0)
Total Export Market	272,659	261,985	178,357	148,135	654	565	4.1	20.4	15.7

TOTAL
	465,247	402,537	384,042	314,838	825	782	15.6	22.0	5.5

Net Operating Revenues Variation

4th QTR 2006 X 3rd QTR 2006

PRODUCTS	USGAAP

	Tons		Net Revenue - US$000		Price - US$/ ton		QoQ %

	4Q06	3Q06	4Q06	3Q06	4Q06	3Q06	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	74,866	58,743	75,679	60,088	1,011	1,023	27.4	25.9	(1.2)
Coated	36,364	33,772	43,899	41,538	1,207	1,230	7.7	5.7	(1.9)
Chemical/Special	29,770	25,688	60,061	53,367	2,017	2,078	15.9	12.5	(2.9)
Total	141,000	118,203	179,638	154,993	1,274	1,311	19.3	15.9	(2.8)
Export Market
Uncoated	57,469	30,627	50,887	28,803	885	940	87.6	76.7	(5.8)
Coated	5,864	2,850	5,370	2,659	916	933	105.7	102.0	(1.8)
Chemical/Special	101	—	146	—	1,440	—	—	—	—
Total	63,434	33,477	56,403	31,462	889	940	89.5	79.3	(5.4)
Total Paper	204,434	151,680	236,041	186,455	1,155	1,229	34.8	26.6	(6.1)
Pulp
Domestic Sales	51,589	25,994	26,047	13,070	505	503	98.5	99.3	0.4
Export Market	209,224	196,157	121,954	112,722	583	575	6.7	8.2	1.4
Total	260,813	222,151	148,001	125,792	567	566	17.4	17.7	0.2
Total Domestic Sales	192,589	144,197	205,685	168,063	1,068	1,166	33.6	22.4	(8.4)
Total Export Market	272,659	229,634	178,357	144,184	654	628	18.7	23.7	4.2

TOTAL	465,247	373,831	384,042	312,247	825	835	24.5	23.0	(1.2)

Net Operating Revenues Variation

Accumulated 12/31/2006 x 12/31/2005

PRODUCTS	USGAAP

	Tons		Net Revenue - US$ 000		Price - US$/ ton		YoY %

	2006	2005	2006	2005	2006	2005	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	245,180	207,919	251,491	202,044	1,026	972	17.9	24.5	5.6
Coated	126,213	123,515	155,089	139,663	1,229	1,131	2.2	11.0	8.7
Chemical/Special	110,162	94,434	223,369	185,679	2,028	1,966	16.7	20.3	3.1
Total	481,554	425,868	629,950	527,386	1,308	1,238	13.1	19.4	5.6
Export Market
Uncoated	169,805	179,563	150,492	146,899	886	818	(5.4)	2.4	8.3
Coated	17,839	19,861	15,966	16,127	895	812	(10.2)	(1.0)	10.2
Chemical/Special	395	284	530	366	1,342	1,289	39.0	44.7	4.1
Total	188,039	199,708	166,988	163,392	888	818	(5.8)	2.2	8.5
Total Paper	669,593	625,576	796,938	690,778	1,190	1,104	7.0	15.4	7.8
Pulp
Domestic Sales	109,683	80,007	54,884	37,107	500	464	37.1	47.9	7.9
Export Market	832,121	786,944	465,033	402,372	559	511	5.7	15.6	9.3
Total	941,804	866,951	519,916	439,479	552	507	8.6	18.3	8.9
Total Domestic Sales	591,237	505,875	684,833	564,493	1,158	1,116	16.9	21.3	3.8
Total Export Market	1,020,160	986,652	632,021	565,764	620	573	3.4	11.7	8.0

TOTAL	1,611,398	1,492,527	1,316,854	1,130,257	817	757	8.0	16.5	7.9

Note: The 3Q06 sales volume as indicated above include 21,400 tons of market pulp, 30,800 tons of  uncoated paper and 8,800 tons of coated paper originating from Americana mill. These volumes corresponded to net revenue of approximately US$52 million.

13/16

2006 Fourth Quarter Results

EXHIBIT II

	INCOME STATEMENT

	4th QTR 06		3rd QTR 06		4th QTR 05		Change

	US$	%	US$	%	US$	%	4Q06 / 3Q06	4Q06 / 4Q05

Net Operating Revenue	384	100%	312	100%	315	100%	23%	22%

Domestic Sales	206	54%	168	54%	167	53%	22%	23%
Export Sales	178	46%	144	46%	148	47%	24%	20%

Operating Cost and expenses	(307)	-80%	(248)	-80%	(272)	-86%	24%	13%

Cost of sales	(246)	-64%	(192)	-61%	(191)	-61%	28%	29%
Selling and marketing	(38)	-10%	(31)	-10%	(38)	-12%	24%	-1%
General and administrative	(20)	-5%	(15)	-5%	(17)	-5%	30%	15%
Other operating (expenses) income, net	(4)	-1%	(10)	-3%	(26)	-8%	-64%	-86%

Operating Profit	77	20%	64	20%	43	14%	20%	79%

Non-operating income (expense)	9	2%	(22)	-7%	(54)	-17%	-139%	-116%
Financial income	39	10%	34	11%	31	10%	13%	25%
Financial expense	(28)	-7%	(47)	-15%	(43)	-14%	-40%	-34%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(2)	0%	(9)	-3%	(42)	-13%	-82%	-96%

Income (loss) before taxes and equity income (loss) of investees	86	22%	42	13%	(11)	-3%	106%	-878%

Income tax expense	(2)	0%	5	1%	39	12%	-140%	-105%

Income (loss) before equity income (loss) of investees	84	22%	46	15%	28	9%	82%	199%

Equity income (loss) affiliates	18	5%	32	10%	22	7%	-44%	-18%

Net Income (Loss)	102	27%	78	25%	50	16%	30%	104%

Depreciation and depletion	52	13%	50	16%	34	11%	3%	51%

EBITDA	128	33%	115	37%	76	24%	12%	69%

EBITDA adjusted*	131	34%	123	39%	100	32%	7%	31%

* Adjusted for contingencies acrual, post-retirement benefits and fixed assets write-off

VCP’s EBITDA without the effect of resale of Ripasa products

	4th QTR 06	3rd QTR 06

Net Revenue	332	305
adj. EBITDA	121	121
EBITDA margin	37%	40%

	INCOME STATEMENT

					US$ Million

	FY2006		FY2005		Change

	US$	AV%	US$	AV%	YoY

Net Operating Revenue	1,317	100%	1,130	100%	17%

Domestic Sales	685	52%	564	50%	21%
Export Sales	632	48%	566	50%	12%

Operating Cost and expenses	(1,032)	-78%	(883)	-78%	17%

Cost of sales	(813)	-62%	(654)	-58%	24%
Selling and marketing	(136)	-10%	(138)	-12%	-1%
General and administrative	(63)	-5%	(55)	-5%	15%
Other operating (expenses) income, net	(20)	-2%	(36)	-3%	-44%

Operating Profit	285	22%	247	22%	15%

Non-operating income (expense)	14	1%	(45)	-4%	-131%
Financial income	166	13%	79	7%	110%
Financial expense	(148)	-11%	(119)	-11%	24%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(4)	0%	(5)	0%	-20%

Income (loss) before taxes and equity income (loss) of investees	299	23%	202	18%	48%

Income tax expense	(4)	0%	8	1%	-150%

Income (loss) before equity income (loss) of investees	295	22%	210	19%	40%

Equity income (loss) affiliates	77	6%	54	5%	43%

Net Income (Loss)	372	28%	264	23%	41%

Depreciation and depletion	193	15%	117	10%	65%

EBITDA	478	36%	364	32%	31%

EBITDA adjusted*	487	37%	394	35%	24%

* Adjusted for contingencies acrual, post-retirement benefits and fixed assets write-off

VCP’s EBITDA without the effect of resale of Ripasa products	FY2006

Net Revenue	1257
EBITDA	476
EBITDA margin	38%

14/16

2006 Fourth Quarter Results

Exhibit III

BALANCE SHEET

			US$ million

ASSETS	DEC / 06	SEP / 06	DEC / 05

CURRENT ASSETS	1,347	1,290	1,164

Cash and Cash Equivalents	405	486	261
Available for sales	365	262	446
Trade Accounts Receivables	201	187	212
Inventories	198	210	157
Deferred income tax	49	51	7
Recoverable taxes	94	74	57
Other	35	20	24

Investment in affiliates, including goodwill	900	957	596

Property, Plant and Equipment - Net	1,945	1,936	1,758

Other Assets	212	209	213

Deferred Income Tax	79	70	89
Other	133	139	124

TOTAL ASSETS	4,404	4,392	3,731

LIABILITIES	DEC / 06	SEP / 06	DEC / 05

CURRENT LIABILITIES	780	581	445

Trade payables	111	100	64
Short-term debt	242	200	132
Current portion of long-term debt	170	164	79
Unrealized losses from foreign currency and interest rate swaps	50	57	6
Payroll, profit sharing and related charges	20	23	20
Income and social contribution taxes	34	13	21
Interest attributable to capital payable	129	—	103
Other	24	24	20

LONG TERM LIABILITIES	1,349	1,448	1,549

Long-term debt	1,129	1,180	1,285
Unrealized losses from currency interest rate swaps	44	76	71
Accrued liabilities for legal proceedings (incl. Post-retirement benefits)	176	192	193

SHAREHOLDERS’ EQUITY	2,275	2,363	1,737

Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued and outstanding (2005 - 85,911,046)	953	1,026	785
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053	1,053
Additional paid-in capital	35	29	29
Treasury shares, at cost 2006 - 31,998 preferred shares (2005 - 1,081,500 preferred shares)	(1)	(12)	(13)
Appropriated retained earnings	86	72	72
Unappropriated retained earnings	694	756	487
Cumulative translation adjustment	(545)	(561)	(687)
Net unrealized gains on available for sale securities	—	—	11

TOTAL LIABILITIES	4,404	4,392	3,731

15/16

2006 Fourth Quarter Results

Exhibit IV

CASH FLOW STATEMENT

					US$ Million

CASH FLOW FROM OPERATING ACTIVITIES	4th QTR 06	3rd QTR 06	4th QTR 05	FY 06	FY 05

NET INCOME (LOSS)	102	79	50	372	264
Adjustments to reconcile net income to cash provided by operating activities :
Foreign exchange losses, net	2	9	42	4	5
Equity in earnings of affiliates	(18)	(32)	(22)	(77)	(54)
Interest attributable to capital and dividends received	4	8	0	15	11
Deferred income tax	(4)	(9)	(36)	(21)	(59)
Depreciation and depletion	51	50	30	193	117
Disposal of property, plant and equipment	3	9	2	14	9
Changes in operating assets and liabilities :
Trade accounts receivable	(15)	(26)	(13)	6	(4)
Inventories	11	(20)	9	(19)	(6)
Other assets	(11)	(21)	(27)	(33)	(38)
Liabilities	10	21	7	(72)	(11)
Net cash provided by operating activities	135	68	42	382	234

CASH FLOWS FROM INVESTING ACTIVITIES

Held to maturity securities purchased, net	—	—	—	—	6
Available for sale securities purchased, net	(83)	(2)	(44)	171	(110)
Acquisition of an interest in affiliate	(36)	—	—	(36)	(275)
Acquisition of PP&E	(49)	(60)	(92)	(248)	(247)
Net cash used in investing activities	(168)	(62)	(136)	(113)	(626)

CASH FLOWS FROM FINANCING ACTIVITIES

Short-term debt	40	33	123	162	55
Long-term debt Issuances	0	98	7	179	912
Repayments	(92)	(47)	(38)	(355)	(363)
Sales (acquisition) of treasury shares	17	1	0	18	(11)
Dividends Paid	(1)	0	(6)	(111)	(88)
Net cash provided by (used in) financing activities	(36)	85	86	(107)	505

Effect of exchange rate changes on cash and cash equivalents	(12)	(4)	(5)	(18)	(3)
Net increase (decrease) in cash and cash equivalents	(81)	87	(13)	144	110
Cash and cash equivalent at beginning of period	486	399	274	261	151
Cash and cash equivalent at end of period	405	486	261	405	261

16/16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 01/17/2007

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer